UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 2)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                       May 24, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or





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otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

















































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CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         485,300

    8.   Shared Voting Power:

         0

    9.   Sole Dispositive Power:

         485,300

    10.  Shared Dispositive Power:

         0





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         485,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         7.4%

14. Type of Reporting Person

         B/D


































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    Electronic Trading Group, L.C.C. hereby amends and
    supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
    Commission (the "SEC") on April 27, 2000 as amended by
    Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following after the first paragraph thereof:

         From April 25, 2000 to May 24, 2000, the Company purchased and sold shares of the Issuer's Common
         Stock resulting in an aggregate purchase of 97,500 additional shares through open market transactions at average daily prices ranging from $3.5625 to $4.4147 per share, for an aggregate purchase price of $371,053.13, all of which was paid in cash that was deducted from the Company's working capital.

Item 5.  Interest in Securities of the Issuer


         Item 5(a) of the Schedule is hereby amended by deleting the first sentence and inserting the following text in lieu thereof:

         The Company beneficially owns, in the aggregate, 485,300 shares of the Issuer's Common Stock which constitutes 7.4% of the Issuer's outstanding Common
         Stock as of March 31, 2000.

         Item 5(b) of the Schedule is hereby amended by deleting "387,800" in the first line and inserting "485,300" in lieu thereof.

         Item 5(c) of the Schedule is hereby amended by inserting the following after the fourth sentence thereof:

         From April 25, 2000 to May 24, 2000, the Company purchased 97,500 additional shares of the Issuer's
         Common Stock in open market transactions.






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Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "April 24, 2000" in the third line and inserting
"May 24, 2000" in lieu thereof.

         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)

4/25/00         10,700          0    398,500                 4.4147
4/26/00          1,100          0    399,600                 4.4063
5/10/00            900          0    400,500                 4.0000
5/18/00            500          0    401,000                 3.9375
5/18/00          2,500          0    403,500                 4.0000
5/19/00          2,500          0    406,000                 3.9375
5/22/00         35,000          0    441,000                 3.7857
5/23/00          5,000          0    446,000                 3.6875
5/23/00          2,500          0    448,500                 3.7500
5/24/00         10,000          0    458,500                 3.5625
5/24/00         21,800          0    480,300                 3.6250
5/24/00          2,500          0    482,800                 3.6875
5/24/00          2,500          0    485,300                 3.7500

_____________________________________________________________

Subtotal from
4/25/00 to
5/24/00         97,500          0

Aggregate
4/24/00
position       387,800

______________________________________________________________
Total as of
5/24/00        516,700   (31,400)    485,300                 4.5675











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                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                              /s/ Robert Kanter
                              _____________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   May 26, 2000





































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